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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (Rule 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

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                              TRAVELOCITY.COM INC.
                       (Name of Subject Company (Issuer))

                                   ----------

                          TRAVELOCITY HOLDINGS SUB INC.
                           SABRE HOLDINGS CORPORATION
                      (Names of Filing Persons (Offerors))
                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    893953109
                      (CUSIP Number of Class of Securities)

                                   ----------

                                JAMES F. BRASHEAR
                               CORPORATE SECRETARY
                           SABRE HOLDINGS CORPORATION
                                3150 SABRE DRIVE
                             SOUTHLAKE, TEXAS 76092
                                 (682) 605-1000
       (Name, Address and Telephone Number of Person Authorized to Receive
           Notices and Communications on Behalf of the Filing Person)

                                   ----------

                                   COPIES TO:
                             CHARLES M. NATHAN, ESQ.
                                LATHAM & WATKINS
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200

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                            CALCULATION OF FILING FEE


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             TRANSACTION VALUATION                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                $490,944,860(1)                            $45,166.93(2)
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(1)  The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 17,533,745 shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., at a purchase price of $28.00 per Share, net to the seller in cash. Such number of Shares is based on the latest information received from Travelocity and assumes (i) 15,017,841 Shares outstanding (excluding Shares already held by Sabre Holdings Corporation and its subsidiaries) as of January 31, 2002 and (ii) the exercise of up to 2,515,904 options to purchase Shares, exercisable on or prior to the expected consummation of the tender offer.

(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

 /X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $45,166.93               Filing Party: Sabre Holdings Corporation
                                                                      Travelocity Holdings Sub Inc.

     Form or Registration No.: Schedule TO-T and        Date Filed:   March 5, 2002   ($37,101.40)
                               Schedule TO-T/A                        March 18, 2002   ($8,065.53)

 / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/ third-party tender offer subject to Rule 14d-1
     / / issuer tender offer subject to Rule 13e-4
     /X/ going-private transaction subject to Rule 13e-3
     / / amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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     This Amendment No. 4 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on March 5, 2002, as amended and supplemented by Amendment No. 1 filed with the SEC on March 18, 2002, Amendment No. 2 filed with the SEC on March 21, 2002, and Amendment No. 3 filed with the SEC on March 26, 2002 (the "Schedule TO"), by Sabre Holdings Corporation, a Delaware corporation ("Sabre"), and Travelocity Holdings Sub Inc., a Delaware corporation and a wholly owned subsidiary of Sabre ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares"), of Travelocity.com Inc., a Delaware corporation ("Travelocity"), at $28.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2002 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto dated March 18, 2002 (the "Supplement"), and in the related revised Letter of Transmittal. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Offer to Purchase and the Supplement.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The section "Special Factors--Background of the Offer--Development of the Offer" in the Offer to Purchase is hereby amended by deleting the fourth paragraph thereof and replacing it with the following:

          On February 15, 2002, the Sabre Board of Directors met to consider the Offer. The Sabre Board received presentations from senior management, Goldman Sachs and Latham & Watkins and discussed the Offer and related matters extensively. In particular, the Sabre Board discussed the report of Goldman Sachs regarding the potential purchase by Sabre of the publicly held Shares, including the financial comparison of Travelocity and Expedia, Inc. (a key competitor of Travelocity), the trading prices and volumes of Travelocity common stock over various periods between March 8, 2000 and February 14, 2002, the relative price-to-taxed earnings per share multiples at which Travelocity common stock has traded in the recent past compared to those of Expedia, Inc., various public market valuation metrics for Travelocity, Hotel Reservation Network, Inc., priceline.com Incorporated and Expedia, Inc., and summary statistics for previously completed minority buy-in transactions between January 1, 1995 and February 14, 2002. See "Special Factors--Report of Goldman Sachs to the Board of Directors of Sabre" for a summary of the report of Goldman Sachs. The Sabre Board also discussed the strategic rationale for the Offer as presented by Sabre senior management, which factors are summarized below under "Special Factors--Reasons for and Purpose of the Offer and the Merger." The Sabre Board took no formal action with respect to the Offer at the February 15, 2002 meeting.

     The section "Special Factors--Operating Relationships--Certain Matters Relating to Acquisitions by Sabre and Travelocity" in the Offer to Purchase is hereby amended by deleting the last two sentences of the first paragraph and adding the following new paragraph to the end thereof:

          On March 26, 2002, Travelocity issued a press release announcing that it had reached an agreement to purchase for $43 million in cash Site59.com, Inc. ("Site59"), a privately held online travel vendor with merchant hotel and vacation package capability. In January 2002, Sabre discussed the possibility with Travelocity of Sabre providing cash funding for Travelocity's acquisition of Site59 in exchange for Travelocity Shares, but no agreement or commitment was made at that time with respect to any form of financing. Prior to Sabre and Travelocity reaching an agreement regarding financing for Site59, Sabre announced its intention to commence a tender offer for Travelocity Shares. In mid-February 2002, Sabre offered to provide a loan, directly or through one of its subsidiaries, to Travelocity in the aggregate amount of approximately $40 million to help Travelocity fund the purchase price for Site59. The loan was funded on March 26, 2002 in the aggregate amount of approximately $43 million and bears interest at a rate equal to six-month LIBOR plus 150 basis points. The loan is not contingent on the success or completion of the Amended Offer.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The section "Special Factors--Reasons for and Purpose of the Offer and the Merger" in the Offer to Purchase is hereby amended by deleting the first paragraph thereof and replacing it with the following:

          We have determined that the long-term strategies of Sabre and Travelocity are converging. Sabre's strategy is to deliver value to suppliers and travelers across multiple distribution channels, as Travelocity does for the online leisure channel. Both Sabre and Travelocity are focusing on serving the traveler by offering compelling content through web fares, merchant components and vacation packages. For example, Sabre and Travelocity each intend to pursue new revenue opportunities by delivering an increasing variety of travel content to customers through the use of an expanded merchant model to acquire, market and sell content to travelers. We believe that both companies also have long-term strategies to enhance all aspects of the fare pricing, shopping and service experience for travelers. This includes the development of robust customer relationship management (CRM) programs to increase customer loyalty and enhance the ability to assist travelers across all access points through the travel experience. In light of the convergence of the Sabre and Travelocity business models and the rapid adoption of the expanded merchant model in the industry, we believe it makes sense to combine the strengths of both companies to pursue new revenue opportunities while optimizing investment decisions across companies.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Item 8. Fairness of the Transaction.

     On March 28, 2002, Travelocity filed Amendment No.1 to its
Solicitation/Recommendation Statement on Schedule 14D-9 stating, among other things, that the Special Committee and Travelocity Board of Directors seek to clarify their position with respect to the Amended Offer by restating such position as follows:

          "The Special Committee and the board of directors of Travelocity believe that the Offer is adequate and, taking all factors into consideration, including the opinion of Salomon Smith Barney that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Offer Price is fair, from a financial point of view, to unaffiliated (non-Sabre) stockholders, have concluded on balance that the Offer is fair to such stockholders and recommend that holders of Shares accept the Offer and tender their Shares to Sabre in the Offer."

     Item 9. Reports, Opinions, Appraisals and Negotiations.

     The section "Special Factors--Report of Goldman Sachs to the Board of Directors of Sabre" in the Offer to Purchase is hereby amended and supplemented by adding the following after the last sentence in the second to last paragraph thereof:

          At December 31, 2001, Goldman Sachs Asset Management, a separate operating unit of Goldman Sachs, beneficially owned an aggregate of 1,480,175 shares of Travelocity common stock, constituting approximately 8.7% of the outstanding shares of Travelocity common stock and Goldman Sachs Trust, on behalf of Goldman Sachs Internet Tollkeeper Fund, a fund within the asset management unit of Goldman Sachs, beneficially owned 474,940 shares of Travelocity common stock, constituting approximately 2.8% of the outstanding shares of Travelocity common stock. On March 11, 2002, Goldman Sachs Asset Management and Goldman Sachs Trust reported that, as of February 28, 2002, Goldman Sachs Asset Management beneficially owned 1% of the outstanding shares of Travelocity common stock and Goldman Sachs Trust, on behalf of Goldman Sachs Internet Tollkeeper Fund, beneficially owned no shares of Travelocity common stock. The filings in which the holdings were reported reflect the holdings beneficially owned by the asset management unit of Goldman Sachs and do not reflect holdings beneficially owned by any other operating unit of Goldman Sachs. Goldman Sachs has implemented procedures designed to isolate personnel making investment decisions for the asset management unit of Goldman Sachs from material non-public information made available to other personnel of Goldman Sachs in the course of its engagement as a financial advisor.


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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               TRAVELOCITY HOLDINGS SUB INC.


                               By: /s/  JAMES F. BRASHEAR
                                   ------------------------------------------
                                   Name:   James F. Brashear
                                   Title:  Corporate Secretary


                               SABRE HOLDINGS CORPORATION


                               By: /s/  JAMES F. BRASHEAR
                                   ------------------------------------------
                                   Name:   James F. Brashear
                                   Title:  Corporate Secretary


Dated: March 28, 2002